Innodata Inc.

55 Challenger Road

Ridgefield Park, NJ 07660

(201) 371-8000

October 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mariam Mansaray

Re:	Innodata Inc. Registration Statement on Form S-3 Filed August 8, 2024 (amended September 16, 2024) Registration No. 333-281379

Dear Ms. Mansaray:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Innodata Inc. hereby requests acceleration of the effective date of the above-referenced registration statement so that such registration statement may become effective at 4:00 P.M. (Washington, D.C. time) on October 10, 2024, or as soon as practicable thereafter. Once the registration statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling David C. Schwartz at (609) 919-6680.

Very truly yours,

Innodata Inc.

By:	/s/ Amy R. Agress
Amy R. Agress
SVP and General Counsel